Alexco Resource Corp.
Management’s Discussion and Analysis
For Period Ended September 30, 2011

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated November 25, 2011 and provides an analysis of Alexco’s unaudited condensed interim consolidated financial results for the three month period ended September 30, 2011 (“Current-Q1”) compared to the same period in the previous year (“F2011-Q1”).

The following information should be read in conjunction with the Corporation’s September 30, 2011 unaudited condensed interim consolidated financial statements with accompanying notes (“Current-Q1 Interim F/S”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). As the Current-Q1 Interim F/S represent the Corporation’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34 “Interim Financial Reporting” and by IFRS 1 “First-time Adoption of IFRS”, as more fully described in notes 2 and 6 of the Current-Q1 Interim F/S. In addition, the following should be read in conjunction with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the year ended June 30, 2011, which were prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

The three month period ended September 30, 2011 is the first quarter of Alexco’s current fiscal year. In order to better align its fiscal year with its operating year and its reporting peer group, the Corporation is changing its financial year to a calendar year basis, effective this December 31, 2011.

Overall Performance

Overall, Alexco reported income before taxes of $3,842,000 and net income of $3,072,000 for the three months ended September 30, 2011, for basic and diluted earnings of $0.05 per share, on total revenues of $22,255,000. This compares to a loss before taxes of $1,499,000 and a net loss of $335,000 for the same period in 2010, with the difference due primarily to the impact of the profitable commencement of commercial production at the Bellekeno mine in January 2011.

Revenues from mining operations at Bellekeno in Current-Q1 totaled $20,827,000, yielding a gross profit of $6,696,000. Metal prices for revenue recognized, weighted by dollar of revenue recognized, averaged US$33.47 per ounce for silver, US$1.07 per pound for lead and US$0.97 per pound for zinc. Ramp-up of mine and mill operations to full optimized levels continued to progress, with average mill throughput increasing to 234 tonnes per day (“tpd”) compared to 208 tpd in the quarter before and average throughput in the month of September increasing to 248 tpd. However, given the slower-than-expected rate of increase in mill throughput during the ramp-up phase, the previously forecasted Bellekeno production for the full calendar year of 2011 of between 2.2 million and 2.5 million ounces of silver is now being revised, with full calendar year production now forecasted to be approximately 2 million ounces of silver, 16 million pounds of lead and 7 million pounds of zinc.

The Corporation’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $1,428,000 in Current-Q1 for a gross loss of $275,000 compared to revenues in F2011-Q1 of $1,653,000 and a gross profit of $473,000.

Alexco’s 2011 surface exploration program at its Keno Hill properties continued through the quarter, and is expected to be completed by late November. Interim exploration results from drilling conducted on the Flame & Moth property under this program were announced in September, and further results from the remainder of the program at Flame & Moth and Alexco’s other Keno Hill properties are expected to be announced over the course of the next one to two months. Initial resource estimates for the Lucky Queen and Onek properties were completed and announced in July, and programs to rehabilitate the historical workings on both properties have been initiated to facilitate advanced exploration from underground and to prepare for potential mine development.

The Corporation’s cash and cash equivalents at September 30, 2011 totaled $48,956,000 compared to $50,443,000 at June 30, 2011, while net working capital totaled $50,396,000 compared to $53,119,000 for the same dates respectively. The decreases in cash and net working capital primarily reflect the net cash inflows from operations, offset by expenditures during the quarter on the 2011 exploration program within the Keno Hill District.

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation’s mining, exploration and development activities during Current-Q1 have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The Corporation is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

The Corporation’s various Keno Hill mineral properties are comprised of mineral rights spanning approximately 24,300 hectares, and contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District’s historical mines produced variously from approximately 1918 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation’s mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). The Corporation’s mineral interest holdings in the Keno Hill Silver District comprise a number of properties, including but not limited to Bellekeno, Lucky Queen, Onek, Silver King, Bermingham, Flame & Moth and Elsa Tailings.

Bellekeno Mine Property

As announced in the news release dated January 6, 2011 entitled “Alexco Achieves Commercial Production at Bellekeno”, the Corporation declared commercial production to have been achieved as of January 1, 2011 at its Bellekeno underground mine and ore processing complex. Mining is being accomplished by a mining contractor, predominantly using mechanized cut-and-fill methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and manage dilution. Preparations have also been made to trial local mechanized long-hole stoping, a more efficient mining method not historically used within the Keno Hill District. The initial base-plan production rate for the mine and mill is targeted at 250 tonnes per day, with plans to increase that to a range of 350 to 400 tonnes per day once the initial ramp-up phase has been completed.

The following is a summary by fiscal quarter of operating statistics for Bellekeno since the commencement of commercial production on January 1, 2011:

	Total	C2011-Q3	C2011-Q2	C2011-Q1
	Calendar YTD	(Current-Q1)	(F2011-Q4)	(F2011-Q3)

Ore tonnes mined	51,160	12,533	22,166	16,461
Ore tonnes processed	58,510	21,532	18,928	18,050
Grade of ore processed:
Silver (grams per tonne)	813	792	822	829
Lead	9.9%	9.2%	10.5%	10.0%
Zinc	5.8%	5.8%	6.5%	5.0%

Recoveries:
Silver	92%	91%	93%	93%
Lead in lead concentrate	91%	90%	93%	90%
Zinc in zinc concentrate	64%	68%	65%	56%

Concentrate production
Lead concentrate:
Tonnes produced	7,819	2,760	2,683	2,376
Concentrate grade:
Silver (grams per tonne)	5,345	5,264	5,164	5,645
Lead	67%	64%	69%	68%
Zinc concentrate:
Tonnes produced	4,596	1,808	1,687	1,101
Concentrate grade:
Silver (grams per tonne)	466	577	348	462
Zinc	47%	47%	48%	46%

Production – contained metal
Silver (ounces)	1,412,551	500,703	464,324	447,524
Lead (pounds)	11,575,554	3,908,517	4,074,122	3,592,915
Zinc (pounds)	4,746,953	1,865,739	1,770,159	1,111,055

Sales volumes by payable metal
Silver (ounces)	1,315,403	459,297	470,023	386,083
Lead (pounds)	11,175,469	3,875,684	4,119,866	3,179,919
Zinc (pounds)	6,346,703	1,437,836	1,761,119	709,900

Cash costs of production[1]
Per ounce of payable silver produced	$8.71	$10.83	$6.30	$8.88

Note 1: see “Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver”

Average mill throughput in the quarter was 234 tpd compared to 208 tpd in the quarter before, with average throughput in the month of September increasing to 248 tpd. The increasing mill throughput reflects the beneficial impact from various optimization measures that have been implemented during the continuing ramp-up period. These measures have included optimization of pumping, piping and screening circuits and the grinding and classification balance and improvements to feed systems, as well as process refinements to improve zinc recoveries. Mill throughput in the quarter also benefited from a significant reduction in the frequency of grid power outages experienced in June 2011. The lower mine production for this quarter reflects the impact of activity spent preparing certain stopes for a trial of local mechanized long-hole mining. Initial slot raises have been driven in the stopes selected for long-hole mining, and extraction of ore from these sources is scheduled during the upcoming winter months.

Revenue recognized from sale of concentrate in Current-Q1 totaled $20,827,000. Revenue from sale of concentrate is recognized based on the estimated prices for contained payable metal on which final settlement will be determined, net of smelter treatment and refining charges, with changes in such estimated prices through to final settlement recorded as an adjustment to revenue during the period of change. The average metal prices for revenue recognized over the fiscal year, weighted by dollar of revenue recognized, were US$33.47 per ounce for silver, US$1.07 per pound for lead and US$0.97 per pound for zinc.

Gross profit from Bellekeno in Current-Q1 was $6,696,000, after a cost of sales of $14,131,000, while cash costs of production were $10.83 per ounce of payable silver (see “Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver”). The increase in per-ounce costs of production related primarily to slightly decreased mill feed grade, increased mining costs per tonne of ore, and reduced by-product credit due to lower prices for lead and zinc. Per-tonne mining costs were impacted by lower mine throughput, due in part to a focus of underground efforts on final development of selected stopes for long-hole mining.

Lucky Queen and Onek Properties

Based on the results of exploration programs carried out by Alexco since 2006, initial mineral resource estimates for each of the Lucky Queen and Onek properties were completed and announced in July 2011 (see the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”). With respect to both properties, the resource estimates were prepared by SRK Consulting (Canada) Inc. (“SRK”), and for both properties with an effective date of July 27, 2011. The resources estimated for Lucky Queen comprise 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc. The resources estimated for Onek comprise 585,000 tonnes indicated grading 194 grams per tonne silver, 1.23% lead and 13.74% zinc plus another 236,000 tonnes inferred grading 203 grams per tonne silver, 1.05% lead and 11.52% zinc. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and both estimates have been reported at a contained metal value cut-off grade of CAD $185.00 per tonne (1 USD = 1 CAD) using consensus long term metal prices and recoveries developed for the Bellekeno deposit (Ag US$18.50/oz, recovery 96%; Pb US$0.90/lb, recovery 97%; Zn US$0.95/lb, recovery 88%; Au US$1,100/oz, recovery 72%). The Lucky Queen resource estimate is supported by a technical report dated September 8, 2011 entitled “Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon”, and the Onek resource estimate is supported by a technical report dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”, both of which are NI 43-101 compliant and have been filed on SEDAR.

The historical Lucky Queen underground mine, which operated from 1927 to 1932 and is located approximately four kilometers north of Keno City, on Keno Hill itself, produced approximately 11 million ounces of silver from 123,590 tons of ore at an average grade of 89.2 ounces of silver per ton. The Lucky Queen estimated resource comprises newly-defined mineralization that is located down plunge of the historical Lucky Queen mine and remains open further down plunge to the southwest. The Onek property includes the historical Onek underground and open pit mine from which reported past production totaled 95,290 tons averaging 13.6 ounces per ton silver, 5.5% lead and 3.4% zinc. The Onek resource is characterized by silver-galena rich zones within a wide and continuous zinc-rich vein with higher silver-to-zinc ratios prevalent in the upper portion of the deposit and predominately zinc-rich material down dip. As a result of the definition of these new resources, metallurgical testing and preliminary mine planning and engineering studies have been initiated at both properties. Rehabilitation of the historical Lucky Queen workings is in progress, and Alexco is currently establishing portal access to the historical Onek workings, both with the objective of enabling advanced exploration drilling from underground to support mine planning and development decisions.

Other Keno Hill District Properties

Alexco’s 2011 surface exploration program in the Keno Hill District was initiated during March. A total of approximately 15,000 meters of drilling is anticipated at a number of targets across the District, of which approximately 12,100 meters had been completed as of September 30, 2011, with surface exploration expenditures for the full program anticipated to be approximately $8 million. Surface exploration work is focusing in a number of areas, including the new discoveries in the Flame & Moth and Bermingham areas where the aim is to define additional mineable silver resources. The program is also continuing last year’s initiative of testing new targets where extrapolated stratigraphic, structural and geochemical patterns are similar to those associated with the larger and higher-grade historical silver deposits in the District.

The first interim results from the 2011 surface program were announced in the news release dated September 7, 2011 entitled “Alexco Intersects 6.04 Meters of 31.5 Ounces Per Ton Silver at Flame & Moth, Significantly Expands Mineralized Zone”, pertaining to drilling at the Flame & Moth property. Assay results were received from 14 of the 18 holes so far completed to target at that date, mineralization was confirmed over intercepts ranging up to 11.96 meters within an extensive structural zone that is up to 33 meters wide, and silver mineralization at Flame & Moth was identified approximately 500 meters along strike and 320 meters down dip with the mineralized structure remaining open in all directions. With the successful results so far obtained at Flame & Moth under this program, an additional exploration drill rig was mobilized in early September to help accelerate work elsewhere in the District, especially at the Bermingham property, while enabling drilling to continue at Flame & Moth.

Environmental Services

Under AEG, the Corporation operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine related environmental services including management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $1,428,000 in Current-Q1 for a gross loss of $275,000 compared to revenues in F2011-Q1 of $1,653,000 and a gross profit of $473,000.

As part of the Corporation’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC entered into an agreement (the “Subsidiary Agreement”) with the Government of Canada and the Government of Yukon (collectively, “Government”). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

General, Administration and Corporate

General and administrative expenses in Current-Q1 totaled $2,474,000 compared to $1,892,000 in F2011-Q1, with the increase due primarily to higher share-based compensation expense.

Outlook

At Bellekeno, ramp-up of mine and mill operations to full optimized levels is continuing, with efforts ongoing to further debottleneck and improve efficiencies in the mill. Mill throughput continues to improve, with average throughput in the month of October increased to 253 tpd from the 248 tpd average for September. However, given the slower-than-expected rate of increase in mill throughput during the ramp-up phase, the previously forecasted Bellekeno production for the full calendar year of 2011 of between 2.2 million and 2.5 million ounces of silver is now being revised, with full calendar year production now forecasted to be approximately 2 million ounces of silver, 16 million pounds of lead and 7 million pounds of zinc. While this represents management’s best estimate of production volumes over calendar 2011, there is nonetheless a degree of uncertainty in the projection given that Bellekeno is still progressing through the ramp-up phase of its operations and accordingly has not yet established a consistent production track record (see “Risk Factors – Operation of the Bellekeno Mine”).

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically, have been very strong through most of the past 12 months, especially with respect to silver, and remained so for most of Current-Q2. In the second half of September 2011, the spot prices for all three metals suffered declines of approximately 15% to 20%, then stabilizing at those general levels through the date hereof. Spot prices as at the date of this MD&A are approximately US$30.98 per ounce silver, US$0.90 per pound for lead and US$0.86 per pound for zinc and the Canadian-US exchange rate is approximately US$0.95 per CAD. Based on a consensus of recent analyst commodity price forecasts, over the next two calendar years silver prices are forecast to average in the range of US$34.00 to US$38.00 per ounce, lead prices to average approximately US$1.05 per pound and zinc prices to average in the range of US$1.00 to US$1.05 per pound, with the Canadian-US exchange rate forecast to average approximately US$0.99 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

Alexco’s calendar 2011 surface exploration program in the Keno Hill District remains ongoing with approximately 15,600 meters drilled as of the date of this MD&A, and drilling for the season expected to be completed by approximately late November. This surface exploration program is being focused in a number of areas, and most significantly at the discoveries in the Flame & Moth and Bermingham areas. The program is also continuing last year’s initiative of testing new targets where extrapolated stratigraphic, structural and geochemical patterns are similar to those associated with the larger and higher-grade historical silver deposits in the District. Interim exploration results from drilling conducted on the Flame & Moth property under this program were announced in September as noted above, and further results from the remainder of the program at Flame & Moth and Alexco’s other Keno Hill properties are expected to be announced over the course of the next one to two months.

As noted above, with the definition of new resource estimates at Lucky Queen and Onek, metallurgical testing and preliminary mine planning and engineering studies have been initiated at both properties. Rehabilitation of the historical Lucky Queen workings is in progress, and Alexco is currently establishing portal access to the historical Onek workings, both with the objective of enabling advanced exploration drilling from underground to support mine planning and development decisions. This work, which also commenced in March and is currently estimated to cost approximately $10 million, has included approximately 1,300 meters of surface definition drilling in the vicinity of the historical Onek mine, already completed in April and May of 2011; will include approximately 1,500 meters of underground rehabilitation and development work at the historical Lucky Queen mine, in advance of approximately 2,500 meters of underground definition drilling; and a review of underground ore definition and mining options at the historical Silver King mine. This advanced exploration program is being planned and conducted with the objective of enabling Alexco to make production decisions for each property by sometime in calendar 2012.

In addition, engineering and feasibility related work is continuing on Alexco’s Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings as reported in the news release dated May 6, 2010 entitled “Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill”.

Of the net cash proceeds of $38.8 million raised through the equity financing completed in December 2010, $35 million was allocated for the purpose of quickly and aggressively enabling the advancement and development of Alexco’s mineral projects, and accordingly is funding these calendar 2011 surface exploration and advanced exploration programs. The status of the use of these proceeds as at September 30, 2011 is summarized as follows:

	Original	Incurred to	Remaining
Use of Proceeds	Allocation	September 30, 2011	To Be Incurred

Advancement and development of mineral projects	$35,000,000	$11,916,000	$23,457,000

With respect to AEG, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern Canada, in the United States and elsewhere through North and South America. AEG is seeking to leverage increased activity in the mining industry arising from a strong commodity sector, and particularly in the Yukon which is currently experiencing high growth in mineral exploration and development. The Corporation notes, however, that growth in AEG will at least partially be offset by continuing declines in the revenue from its care and maintenance activities under the Subsidiary Agreement during the period required to obtain acceptance and regulatory approval from Government for the Keno Hill District closure reclamation plan.

Summary of Quarterly Results

Key financial information for the first quarter of the 2012 fiscal year as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

(unaudited)					Diluted
				Basic Earnings	Earnings	Expenditures
		Gross Profit	Net Income	(Loss) per	(Loss) per	on Mineral
Period	Revenue	(Loss)	(Loss)	Share	Share	Properties

F2010-Q1[1]	1,512	479	(722)	($0.02)	($0.02)	3,642
F2010-Q2[1]	938	116	(1,449)	($0.03)	($0.03)	1,867
F2010-Q3[1]	1,281	743	(1,529)	($0.03)	($0.03)	4,793
F2010-Q4[1]	910	433	(1,519)	($0.03)	($0.03)	9,391
F2010 Total[1]	4,641	1,771	(5,219)	($0.11)	($0.11)	19,693
F2011-Q1[2]	1,653	473	(335)	($0.01)	($0.01)	12,262
F2011-Q2[2]	1,733	469	(842)	($0.02)	($0.02)	8,439
F2011-Q3[2]	20,471	9,000	3,419	$0.05	$0.05	6,171
F2011-Q4[2]	21,245	4,911	855	$0.03	$0.03	5,485
F2011 Total[2]	45,102	14,853	3,097	$0.05	$0.05	32,357
Current-Q1[2]	22,255	6,421	3,072	$0.05	$0.05	5,951

Notes:
1.	Financial information for quarters in the 2010 fiscal year has been prepared in accordance with CGAAP.
2.

Financial information for quarters in the 2011 and 2012 fiscal years has been prepared in accordance with IFRS. See note 6 of the Current-Q1 Interim F/S for a reconciliation of financial information for the 2011 fiscal year to that reported under CGAAP.

The increased gross margin in F2010-Q3 includes a gain of $237,000 from a favourable re-assessment of the estimated Subsidiary Agreement contract loss provision, while the gross profit in F2011-Q4 is net of a loss of $1,697,000 from an increase in that estimated provision. The increased revenues and gross profit from F2011-Q3 forward reflect the commencement of commercial production at the Bellekeno mine as of the beginning of that quarter. The net loss of F2010-Q3, as well as the net earnings of F2011-Q3, reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive share option grantings to its employees, including resultant share-based compensation expense recognitions of $671,000 and $1,971,000 respectively. The increased mineral property expenditures in F2010-Q3 and Q4 and F2011-Q1 reflect the progression of the construction and development phase of the Bellekeno mine project, as well as the commencement of the calendar 2010 exploration program at the Keno Hill properties. The decrease in F2011-Q2 mineral property expenditures reflects the completion of the construction, development and commissioning phase of the Bellekeno mine and ore processing complex, including the establishment of opening inventories balances upon such completion, as well as the offsetting credit for revenue recognized from concentrate sales during the commissioning phase, as well as the impact of the wind-down through the quarter of the 2010 Keno Hill exploration program. The mineral property expenditures in F2011-Q3 include $3.3 million in capitalized ramp-up phase primary development at Bellekeno, as well as the initiation of the 2011 surface and advanced exploration programs. The mineral property expenditures in F2011-Q4 and Current-Q1 reflect the continuation of the 2011 surface and advanced exploration programs.

Liquidity and Capital Resources

At September 30, 2011, the Corporation had cash and cash equivalents of $48,956,000, and net working capital of $50,396,000. The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash generated from operating activities was $3,950,000 for the three months ended September 30, 2011 versus a cash outflow of $2,071,000 for the same period in 2010, with the difference relating primarily to the positive cash flow impact of the commencement of production at the Bellekeno mine in January 2011. Cash used in investing activities was $5,566,000 for the quarter versus $16,157,000 in the comparative period, with the difference primarily due to expenditures on the Bellekeno mine construction and development in the comparative quarter. Expenditures on investing activities in Current-Q1 related primarily to exploration activity in the Keno Hill District, as well as an increase in the amount of reclamation security provided with respect to Bellekeno.

Under the silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day by December 31, 2013.

As of September 30, 2011, the Corporation’s contractual commitments in respect of capital expenditures totaled approximately $847,000, and related primarily to Bellekeno mine operations and general exploration within the Keno Hill District.

With its cash resources and net working capital on hand at September 30, 2011, and combined with the positive net cash flows from Bellekeno mine operations, the Corporation anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mining operations, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as with any mine start-up project and as noted under “Risk Factors” and elsewhere in this MD&A, the results of operations from the Bellekeno mine involve significant inherent risks that could result in material unanticipated capital and operating costs to the Corporation. Furthermore, as non-renewable resources, mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation may eventually require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of continued access to finance in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Share Data

As at the date of this MD&A, the Corporation has 60,039,064 common shares issued and outstanding. In addition, there are outstanding share options and warrants for a further 4,305,994 and 200,000 common shares respectively.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at September 30, 2011 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable, including embedded derivative, and its accounts payable and accrued liabilities.

At September 30, 2011, a significant majority of the Corporation’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at September 30, 2011 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The fair values of all of the Corporation’s financial instruments measured at September 30, 2011 constitute Level 2 measurements within the fair value hierarchy defined under IFRS, including the embedded derivative in accounts receivable related to sales of concentrate for which final settlement has not yet occurred. The Corporation holds no other derivative instruments.

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation’s accounts and other receivables at September 30, 2011 total $7,277,000, of which $2,551,000 relates to sales of concentrates, including the embedded derivative, with the balance comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. The Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. All of the Corporation’s concentrate is sold to one customer, Glencore Ltd., Stamford (“Glencore”), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. All receivables relating to sales of concentrate are due from Glencore, and are accordingly exposed to credit risk that is highly concentrated. Management closely monitors the financial status of Glencore as publicly reported, and as at the date of this MD&A considers the credit risk under these concentrate receivables to be insignificant. Management actively monitors exposure to credit risk under the Corporation’s remaining receivables as well, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at September 30, 2011, no material provision had been recorded in respect of impaired receivables.

The embedded derivative within accounts receivable relating to sales of concentrate is exposed to market risk from prices for payable metals, primarily silver, lead and zinc. As at September 30, 2011, if prices for all of these payable metals had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,191,000 due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $1,002,000. The prices of silver, lead and zinc are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, the Corporation’s sales of concentrate are effected in US dollars, as are a portion of AEG’s revenues, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. Access

Field Services ceased to be a related party of the Corporation in January 2011. During the three month period ended September 30, 2010, the Corporation incurred rent expenses of $23,000 with Access Field Services.

These transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements during Current-Q1, management has determined its best estimates of pricing for silver ranging from near-term US$38.00 to long-term US$21.00 per ounce; for gold ranging from near-term US$1,700 to long-term US$1,200 per ounce; for zinc ranging from near-term US$0.90 to long-term US$1.00 per pound; for lead ranging from near-term US$0.95 to long-term US$1.00 per pound; and for the Canadian dollar ranging from near-term US$0.99 to long-term US$0.95.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Corporation in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

The Corporation records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less costs to sell” and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value. As at September 30, 2011, management concluded that there have been no events or changes in circumstances since the last impairment review which indicated that any of the carrying amounts of Alexco’s non-current non-financial assets may not be recoverable.

Management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

The Corporation’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. The Corporation prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At September 30, 2011, the Corporation’s decommissioning and rehabilitation provision totaled $3,703,000, comprised of $3,337,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno mine, and $366,000 relating to presently-ongoing reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

The Bellekeno provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued by the Yukon Government for the Bellekeno mine. The Brewery Creek provision is based on an evaluation report initially prepared by independent advisors, updated by management to September 30, 2011.

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Non-IFRS Measure – Cash Costs of Production Per Ounce of Payable Silver

Cash costs of production per ounce of payable silver is a key financial measure that management uses to assess performance, and is a metric commonly used in the mining industry to compare costs on a per unit basis. However, this measure does not have any standardized meaning prescribed by IFRS, nor is there a standardized method of calculating it within the industry. This measure therefore may not be comparable to similar measures presented by other companies, nor should it be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Alexco determines cash costs of production per ounce of payable silver for a period based on all costs absorbed into the cost of concentrate inventory produced during that period, plus estimated charges for transportation and smelter treatment and refining, less the estimated value of contained by-product metals, but excluding charges for depreciation, depletion and share-based compensation. Cash costs of production per ounce of payable silver are reconciled to financial statement cost of sales as follows (dollar amounts in thousands, except cost per ounce amounts, and denominated in Canadian dollars):

	Total	C2011-Q3	C2011-Q2	C2011-Q1
	Calendar YTD	(Current-Q1)	(F2011-Q4)	(F2011-Q3)

Cost of sales	$39,517	$14,131	$13,915	$11,471
Add:
Change in concentrate inventory	683	324	(1,390)	1,749
Attributed transportation, treatment and refining charges	4,324	1,657	1,484	1,183
Subtract:
By-product credits	(16,433)	(5,647)	(5,817)	(4,969)
Depreciation, depletion, share-based compensation and net silver streaming interest costs	(16,653)	(5,460)	(5,472)	(5,721)

Cash costs of production	$11,438	$5,005	$2,720	$3,713

Payable silver ounces produced	1,312,358	462,072	432,151	418,135

Cash costs of production per ounce of payable silver	$8.71	$10.83	$6.30	$8.88

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill District, other than with respect to the Bellekeno property, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill District during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill District closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Operation of the Bellekeno Mine

The decision by the Corporation to proceed with the construction and development of the Bellekeno mine was based on the Bellekeno Development Plan, which included estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are currently further increased as Bellekeno is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

One of AEG’s customers accounted for 49% of environmental services revenues in the 2011 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, this customer could have a significant detrimental effect on the Corporation’s environmental services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Bellekeno Development Plan, (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; (e) includes any more recent estimates or data available to the issuer; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and that the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.